[redacted]

[redacted]

U.S. SEC 03012013 COMMISSION
549

SO 3/5/03

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 03 2003
WASH, D.C. 153

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities
Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE
8-48699

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BAYOU SECURITIES, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
40 Signal Road
(No. and Street)

Stamford	**Connecticut**	**06902**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Samuel Israel III (203) 324-0333
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this Report)
(Name...if individual, state last, first, middle name)

HERTZ, HERSON & COMPANY, LLP

2 Park Avenue	New York	New York	10016
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

OATH OR AFFIRMATION

I, SAMUEL ISRAEL III, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of BAYOU SECURITIES, LLC as of December 31, 2002 are true and correct. I further swear (or affirm) that neither the Company or any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

BAYOU SECURITIES, LLC

Samuel Israel III, Managing Member

Subscribed and sworn to
before me this 29 th day of
February, 2003.

DANIEL E. MARINO
Notary Public, State of New York
No. 43-4766652
Qualified In Richmond County
Commission Expires August 31 2006

Notary Public

This report contains (check all applicable boxes)

- [x] (a) Facing page.
- [x] (b) Statement of financial condition.
- [x] (c) Statement of income.
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in shareholders' equity or partners' or sole proprietor's capital.
- [ ] (f) Statement of changes in liabilities subordinated to claims of general creditors.
- [x] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [x] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [x] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [x] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- [x] (l) An oath or affirmation.
- [ ] (m) A copy of the SIPC supplemental report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditors' report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation -- customers' regulated commodity futures account pursuant to rule 171-5.

BAYOU SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2002

ASSETS

Cash	$ 150,754
Receivable from clearing broker	260,472
Deposit with clearing broker	329,085
Deposit with agent	2,750,000
Prepaid expenses	35,920
Property and equipment, at cost, less accumulated depreciation and amortization of $55,378	141,519
Security deposit	47,180
TOTAL ASSETS	$ 3,714,930

LIABILITIES AND MEMBER'S CAPITAL

Liabilities	
Accrued expenses and other liabilities	$ 608,112
Member's capital	3,106,818
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 3,714,930